Writer’s Direct Number: (425) 313-8203

Fax: (425) 313-6593

May 18, 2012

BY EDGAR

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Costco Wholesale Corp. – Form 10-K for the Fiscal Year Ended August 28, 2011, filed October 14, 2011. Response dated March 22, 2012 – File No. 0-20355

Dear Mr. Mew:

In response to your letter of April 12, 2012 (the “Letter”), please see the discussion below, which corresponds to the numbered paragraph in your letter. We apologize for the delay in responding to your letter.

Form 10-K for the Fiscal Year Ended August 28, 2011

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 22

1.	We note your response to comment 2 and your discussion of significant LIFO adjustments at each period end to reflect the inflationary and deflationary trends in explaining the change in gross profit margins. We also note from Note 1 on page 52 that you applied LIFO inventory in accounting for the US inventories and that you adjusted LIFO inventory to give effect to inflation or deflation at each period end. In that regard, please explain to us in further detail how the adjustments work by providing us an example along with the journal entries in recording them. Also, the adjustments appear to write up your LIFO inventory to FIFO basis in an inflationary cost environment. If so, explain to us why it is appropriate to do so under US GAAP.

Response:

Our information systems account for our merchandise inventory and the related cost of sales primarily using the first-in, first-out (FIFO) method. Separately, we perform a calculation of the value of substantially all of our U.S. merchandise inventory using the last-in, first-out (LIFO) method. If the LIFO value of these inventories is lower than its FIFO value (as in a merchandise inflationary period), an adjustment is made to record the inventories at LIFO. If the LIFO value for these inventories is greater than its FIFO value, after considering the lower of cost or market principle, the inventories are recorded at the FIFO value.

Andrew D. Mew, Accounting Branch Chief

United States Securities and Exchange Commission

May 18, 2012

At the end of fiscal 2010, as disclosed in our annual report on Form 10-K, U.S. merchandise inventories valued at LIFO approximated FIFO after considering the lower of cost or market principle; thus there was no LIFO adjustment and these inventories were recorded at their FIFO value. At the end of fiscal 2011, an inflationary year, our inventory values at LIFO were less than the FIFO values, resulting in a LIFO inventory charge of $87 million.

The following table displays the value of our U.S. merchandise inventory at the end of fiscal 2011 using the FIFO method, and the difference resulting from applying the LIFO method to substantially all of these inventories. The necessary adjustment for the fiscal 2011 year ended August 28, 2011 was calculated as follows:

2011 (in millions)
US Merchandise Inventories valued at FIFO	$4,635
US Merchandise Inventories valued at LIFO	4,548

Difference	$(87)

When we refer to a LIFO adjustment, we are describing the adjustment necessary to reflect substantially all of our U.S. merchandise inventory at LIFO from FIFO. The journal entry that was recorded is as follows (in millions):

Merchandise Costs (Cost of Goods Sold)	$87
US Merchandise Inventories (LIFO Reserve)		($87)

By recording this adjustment in an inflationary environment, we are adjusting the value of substantially all of our U.S. merchandise inventory valued at FIFO to reflect the valuation using LIFO. We do not believe there is any question that this approach is appropriate under GAAP.

Please contact me if you have any questions or further comments.

Sincerely,

COSTCO WHOLESALE CORPORATION

/s/ Richard A. Galanti Richard A. Galanti
Executive Vice President and
Chief Financial Officer

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